Filed by KludeIn I Acquisition Corp. and Near Intelligence Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: KludeIn I Acquisition Corp. Commission File No. 001-39843

Near to Expand Data Intelligence Platform with New Offering for Instant Human Movement and Consumer Behavior Insights

●	Near’s single platform approach makes it easy for enterprises to unlock the value of data and discover more insights about existing customers, prospects and competitors
●	Near Pinnacle to provide insights on where consumers are visiting, shopping, dining and traveling enabling enterprises to take action in real-time
●	The intuitive graphical user interface makes everyone a data-driven leader, and data insights are easy to access, understand and share

PASADENA, CA—May 23, 2022— Near Intelligence Holdings Inc. (“Near” or the “Company”), a global SaaS leader in privacy-led data intelligence on people, places and products, today announced the upcoming launch of Near Pinnacle, an extension of the platform, that provides instant human movement insights in an intuitive visual user interface (“UI”). Near Pinnacle supports data-driven decision-making by enabling customers at all skill levels to better understand places and consumer behavior. The Company’s latest and most accessible module to date, will unlock real value to help enterprises of all sizes monitor the competition, profile visitors, define trade areas and sharpen marketing campaigns. Near Pinnacle will be generally available in early Q3 of 2022 in the U.S., Canada, Australia and New Zealand with global expansion planned for later this year.

Read the blog: How to make more confident, data-driven business decisions using Near Pinnacle

Near Pinnacle is the next generation built on the features of Vista, making its powerful data analysis tools accessible in a transformative design-led interface, available for anyone with a browser. Near Pinnacle makes the Near Data Intelligence Platform’s powerful global data sets and place-based-data insights easy to access, understand, share, and drive actionable business decisions. These powerful new features provide meaningful insights into the real-world behaviors of their own customers, and those of competitors, with a privacy-forward approach.

“As EVO continues our national expansion, it’s critical for us to understand consumer behavior so we can make informed decisions about where to open new locations and get operational intelligence in our existing locations. We are very excited about Near Pinnacle, and while we are early in the process, we are excited to get started and get consumer insights instantaneously from the Pinnacle product,” said Mitch Roberts, CEO at EVO Entertainment Group.

In this period of rapid change and growth for businesses, keeping up with digital and physical consumer trends is both more challenging and more critical than ever. With Near Pinnacle’s intuitive UI, any enterprise customer, not just data analysts, will take the pulse of consumer behavior with real-time insights. Shopping, dining, and visitation trends are accessible automatically in customizable interactive charts for visits over time, dwell times, and visitor origin points. For companies with international expansion in mind, Near Pinnacle will allow near real-time exporting of data from places anywhere in the world.

With this new offering, enterprise customers can gain a lead on their competition by monitoring not only their own physical locations but deep-diving into competitors by leveraging persistent IDs. The interface will allow users to deep dive into a single store location and compare up to five locations, understand consumer location and habits, as well as review neighborhood-level trend data to assess the viability of new store launches and up-and-coming areas.

“Near Pinnacle gives you a level of granularity that you don’t get with other consumer profile data sources. Harnessing the power of Pinnacle, I now know exactly where my client’s customers are traveling to understand their retail preference. Other platforms offer basic pathing or visitation data, but they lack insight into who’s walking in the door. Pinnacle offers that next layer of data,” said Matt Glaeser, SVP of Digital Media & Data Insights at Palisades Media Group.

Built on top of Near’s Data Intelligence Platform of 1.6 billion unique user IDs and global data, Pinnacle, will offer depth and breadth of data analysis. Enterprises will be able to peek backward in time to leverage historical data, to understand how previous evolving trends affected footfall for themselves and competitors. The new offering’s persistent identifiers enriched with personal attributes and easy-to-use tools make it a powerful platform for the entire enterprise team. The intuitive graphical UI no longer silos information with data analysts. Near Pinnacle makes everyone a data-driven leader and allows critical information to be easily shared and understood by the whole team, making data-driven decision-making a breeze.

“Near Pinnacle represents a great accomplishment for our global team in making data accessible through real-time access and powerful consumer insights you can use immediately,” said Kerry Pearce, Global Vice President of Product Marketing at Near. “With the Near Data Intelligence Platform, our customers will gain a competitive advantage and improved decision-making across multiple departments with a unified, high-quality source of consumer behavior insights.”

In addition to human movement and consumer behavior insights, Near provides users a way to act on intel, build audiences, run ads, and measure results. The company also delivers one of the world’s largest dataset on consumer behavior in the real-world and is driven and protected by a privacy-led-approach. The company’s intense focus on privacy and compliance means that customers can focus on using the data and running their business, with the assurance that Near as a trusted partner covers data provenance and governance.

Learn more about Near Pinnacle here: https://near.com/pinnacle

About Near

Near, a global SaaS leader in privacy-led data intelligence, curates one of the world’s largest source of intelligence on people, places, and products. Near processes data from over 1.6 billion unique user IDs, in 70M+ places across 44 countries to empower marketing and operational data leaders to confidently reach, understand, and market to consumers and optimize their business results. With offices in Los Angeles, Silicon Valley, Paris, Bangalore, Singapore, Sydney and Tokyo, Near serves major enterprises in retail, real estate, restaurants, tourism, technology, marketing, and other industries. For more information, please visit https://near.com

Media Contact

Near

Kat Harwood

kat@near.com

ICR Inc.

Edmond Lococo

near@icrinc.com

Additional Information and Where to Find It

As previously disclosed, on May 18, 2022, KludeIn I Acquisition Corp., a Delaware corporation (“KludeIn”), entered into an Agreement and Plan of Merger (as may be amended or supplemented from time to time, the “Merger Agreement”) with Near Intelligence Holdings Inc., a Delaware corporation (“Near”), Paas Merger Sub 1 Inc., a Delaware corporation and wholly owned subsidiary of KludeIn (“Merger Sub 1”), and Paas Merger Sub 2 LLC, a Delaware limited liability company and wholly owned subsidiary of KludeIn (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”) (the “Business Combination”). Unless otherwise defined herein, the capitalized terms used below have the meanings given to them in the Merger Agreement.

In connection with the Merger Agreement and the proposed Business Combination, KludeIn and Near will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) including the Registration Statement on Form S-4 to be filed by KludeIn (the “Registration Statement”), which will include a prospectus with respect to KludeIn’s securities to be issued in connection with the Business Combination, and a proxy statement of KludeIn (the “Proxy Statement”), to be used at the meeting of KludeIn’s stockholders to approve the proposed mergers and related matters. INVESTORS AND SECURITY HOLDERS OF KLUDEIN ARE URGED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NEAR, KLUDEIN AND THE BUSINESS COMBINATION. When available, the Proxy Statement contained in the Registration Statement and other relevant materials for the Business Combination will be mailed to stockholders of KludeIn as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement, including the Proxy Statement contained therein, and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Forward-Looking Statements

This report contains, and certain oral statements made by representatives of KludeIn and Near and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. KludeIn’s and Near’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “believe,” “budget,” “continues,” “could,” “expect,” “estimate,” “forecast,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “possible,” “potential,” “project,” “will,” “should,” “predicts,” “scales,” “representative of,” “valuation,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, KludeIn’s and Near’s expectations with respect to future performance of Near, anticipated financial impacts of the Business Combination (including future revenue, pro forma enterprise value and cash balance), the anticipated addressable market for Near, the satisfaction of the closing conditions to the Business Combination, the future held by the respective management teams of KludeIn or Near, the pre-money valuation of Near (which is subject to certain inputs that may change prior to the Closing of the Business Combination and is subject to adjustment after the Closing of the Business Combination ), the level of redemptions of KludeIn’s public stockholders and the timing of the Closing of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of KludeIn and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability of KludeIn to obtain transaction financing between the date of the Merger Agreement and the Closing, or a default by one or more of investors on its commitment in connection with any financing, and KludeIn’s failure to find replacement financing; (3) the inability to consummate the Business Combination in a timely manner or at all, including due to failure to obtain approval of the stockholders of KludeIn or other conditions to the Closing in the Merger Agreement, which may adversely affect the price of KludeIn’s securities; (4) delays in obtaining or the inability to obtain any necessary regulatory approvals required to complete the Business Combination; (5) the risk that the Business Combination may not be completed by KludeIn’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by KludeIn; (6) the ability to maintain the listing of KludeIn’s securities on a national securities exchange; (7) the inability to obtain or maintain the listing of KludeIn’s securities on Nasdaq following the Business Combination; (8) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination and to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Near to grow and manage growth economically and hire and retain key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations, and Near’s ability to comply with such laws and regulations; (12) the effect of the COVID-19 pandemic on KludeIn or Near and their ability to consummate the Business Combination; (13) the outcome of any legal proceedings that may be instituted against Near or against KludeIn related to the Merger Agreement or the Business Combination; (14) the enforceability of Near’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others; (15) the risk of downturns in the highly competitive industry in which Near operates; (16) the possibility that KludeIn or Near may be adversely affected by other economic, business, and/or competitive factors; and (17) other risks and uncertainties to be identified in the Registration Statement (when available) relating to the Business Combination, including those under “Risk Factors” therein, and in other filings with the SEC made by KludeIn. KludeIn and Near caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Readers are referred to the most recent reports filed with the SEC by KludeIn. None of KludeIn or Near undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Participants in the Solicitation

KludeIn, KludeIn Prime LLC and Near and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed Business Combination. KludeIn stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of KludeIn in the final prospectus of KludeIn filed with the SEC on January 8, 2021, the Registration Statement and other relevant materials filed with the SEC in connection with the proposed Business Combination when they become available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or a valid exemption from registration thereunder.

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